TIMOTHY I. KAHLER 212.704.6169 telephone 212.704.5948 facsimile timothy.kahler@troutmansanders.com	Troutman Sanders	TROUTMAN SANDERS LLP Attorneys at Law The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 212.704.6000 telephone troutmansanders.com

November 26, 2013

Via Edgar Correspondence

Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:  Elbit Systems Ltd.
Form 20-F for the year ended December 31, 2012
Filed March 13, 2013
File No. 000-28998

Dear Mr. Humphrey:

I write to follow up our conversation earlier today during which I advised you that Elbit Systems Ltd. (the “Registrant”) is in receipt of the Staff’s comment letter dated November 22, 2013 with respect to the filing referenced above.  As we discussed, this will confirm that the Registrant is preparing a response to the comments contained in the November 22 letter and anticipates that it will submit its response by or before January 15, 2014.

                   Very truly yours,

                   /s/ Timothy I. Kahler
                   Timothy I. Kahler

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